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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     Of The Securities Exchange Act Of 1934
                                (Amendment No. 3)

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                              GEOWORKS CORPORATION
                  (Name of Filing Person (Issuer and Offeror))

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          Options to purchase common stock, par value $0.001 per share
                         (Title of Class of Securities)

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                                    373692102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                David L. Grannan
                      President and Chief Executive Officer
                              Geoworks Corporation
                 960 Atlantic Avenue, Alameda, California 94501
                                 (510) 814-1660
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:

                             Maria L. Pizzoli, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                                 (415) 954-4400

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on November 6, 2001, as amended, by Geoworks Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to eligible employees to exchange all options outstanding under the Company's 1994 Stock Plan (the "1994 Plan"), Supplemental Stock Option Plan (the "1996 Plan"), and 1997 Supplemental Stock Plan (for U.K.-Based Employees) (the "1997 Plan" and, together with the 1994 Plan and the 1996 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Old Options"), for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the "Offer to Exchange"), and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

Item 4. Terms of the Transaction.

     Item 4 of the Tender Offer Statement is hereby amended to add the following:

     "The Offer expired at 9:00 P.M. Pacific Standard Time, on December 7, 2001. We have accepted all Old Options to purchase Common Stock tendered for exchange pursuant to the Offer. Old Options to purchase approximately 3,517,514 shares of Common Stock were tendered for exchange, representing approximately 99% of the Old Options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer to Exchange, we will issue New Options to purchase approximately 3,260,000 shares of Common Stock under the Option
Plans with an exercise price of One Dollar and Eleven Cents ($1.11) per share and a date of grant of December 7, 2001. The exercise price per share was determined based on the lower of $1.43 (the closing price for our Common Stock on November 20, 2001) or the closing price for our Common Stock on December 7, 2001, each as reported by the Nasdaq National Market System. The date of grant for the New Options was determined based upon the date from which the exercise price was chosen."

Item 12. Exhibits.

     Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(9) and (a)(10), which are attached hereto, as follows:

    (a)(9) Notice Sent to Employees on December 10, 2001 by E-Mail Following Expiration of the Offer.

    (a)(10) Notice Sent to Employees on December 12, 2001 by E-Mail Reporting Results of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                          GEOWORKS CORPORATION

                                          /s/David L. Grannan
                                          --------------------------------------
                                          David L. Grannan
                                          President and Chief Executive Officer

Date: December 13, 2001

                                INDEX TO EXHIBITS

Exhibit
Number                            Description
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(a)(9)    Notice Sent to Employees on December 10, 2001 by E-Mail Announcing
          the Expiration of the Offer to Exchange and the Exercise Price and Date of Grant of New Options.

(a)(10) Notice Sent to Employees on December 12, 2001 by E-Mail Announcing the Results of the Offer.